Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Lorus Therapeutics Announces Exclusive Multinational License Agreement
     with Zoticon Bioventures for Virulizin(R)

     - Agreement includes upfront, milestone and royalty payments on future sales -

     TORONTO, April 8 /CNW/ - Lorus Therapeutics Inc. ("Lorus") (TSX: LOR;
AMEX: LRP), a biopharmaceutical company dedicated to the research and development of pharmaceutical products and technologies for the management of cancer, announced today that its subsidiary GeneSense Technologies, Inc.
("GeneSense") has signed an exclusive multinational license agreement with Zor
Pharmaceuticals LLC formed as a subsidiary of Zoticon Bioventures Inc.
("Zoticon"), a research-driven biopharmaceutical group, to further develop and commercialize Virulizin(R) for human therapeutic applications. The initial clinical development of Virulizin(R) under the agreement will be in advanced pancreatic cancer.
     Under the terms of the agreement, GeneSense will be entitled to receive payments in excess of US$10 million upon achievement of various milestone events and royalties that vary from 10-20% depending on achieving of sales of
Virulizin(R) and subject to certain other adjustments. In addition, a wholly owned subsidiary of Lorus, Pharma Immune Inc. ("Pharma Immune") will receive
25% of the initial equity in Zor Pharmaceuticals. Pharma Immune's equity will not be subject to dilution on the first US$5 million of financing in Zor
Pharmaceuticals. Thereafter, Pharma Immune has, at its option, a right to participate in any additional financings to maintain its ownership level. In addition, GeneSense has entered into a Service Agreement with Zor
Pharmaceuticals to assist in the transfer of knowledge and establish a strong foundation for moving forward with the development program for Virulizin.
     Zor Pharmaceuticals will be responsible for the cost of all the clinical development, regulatory submissions and commercialization of Virulizin(R) in
North and South America and Europe. GeneSense will retain rights in all other countries, including Japan, Australia and New Zealand.
     "We are delighted to enter into this transaction with Zoticon, which shares our vision in the potential of Virulizin(R) and has the expertise and financial commitment to bring Virulizin(R) to market," stated Dr. Aiping
Young, President and Chief Executive Officer of Lorus. "We believe that this drug has significant potential as a treatment option not only for patients with advanced pancreatic cancer, one of the most difficult cancers to treat, but also, upon further development, for other cancer indications. This arrangement provides significant potential value to our shareholders, representing Lorus' commitment in maximizing the commercial potential of its anticancer products."
     "Zoticon is very excited to be involved with the Virulizin(R) program. We have already begun to lay the groundwork for Zor Pharmaceuticals to continue product development and ultimately commercialization of this novel drug,"
stated Asher Nathan, Managing Director of Zoticon.
     Lorus invites analysts and media to participate in a conference call on
April 9, 2008 at 3:00 pm Eastern Time. Shareholders are invited to listen to the call by telephone and the call will be available on the website
(http://www.lorusthera.com/) following completion. Dial in numbers are below:
     Toronto: 1-416-644-3422
     Toll-free: 1-800-732-0232

     About Virulizin(R)
     ------------------
     Virulizin(R) is a novel biological response modifier (or
immunotherapeutic agent) that stimulates a patient's immune system through several mechanisms, including the activation of macrophages and the infiltration of natural killer cells into tumors. Virulizin(R) has demonstrated high levels of antitumor activity against a number of cancer indications including pancreatic cancer. Virulizin(R) has been granted orphan drug status and fast track status from the United States FDA and orphan designation from the Marketing Authorization Application with the European
Medical Evaluation Agency (EMEA). A drug that receives fast track designation must demonstrate that it is intended for the treatment of a serious or life-threatening condition and that it has the potential to address unmet medical needs for the condition.
     Virulizin(R) is a registered trademark owned by Lorus Therapeutics Inc.

     About Lorus
     -----------
     Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto
Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

     About Zoticon
     -------------
     Zoticon is a privately held global drug development and healthcare investment firm with a portfolio of life-sciences-focused companies. Zoticon's business model is to in-license novel therapeutics, and the formation of new biotechnology companies.
     For further information on Zoticon, please visit their website at
www.zoticon.com.

     Forward-Looking Statements for Lorus
     ------------------------------------
     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements or transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; the inherent risks in early stage drug development including demonstrating efficacy; the achievement of milestones, milestones and royalty payments, the successful development of Virulizin; development time/cost and the regulatory approval process; the progress of clinical trials; our ability to find and enter into agreements with potential partners; the dilution of
Pharma Immune's interest in Zor Pharmaceuticals; and changing market conditions.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

     Lorus Therapeutics' recent press releases are available through Lorus'
website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc.

     %SEDAR: 00025614EF          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200 ext. 490, or (416) 268-6181, ir(at)lorusthera.com; Zoticon
Bioventures, Dr. Asher Nathan, 972 2 9995858, asher(at)zoticon.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 22:03e 08-APR-08